**PT BANK BUANA INDONESIA Tbk.**
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373



No.05/DIR/289

Jakarta, April 18, 2005

| File Number : 82-34694 |
|---|

Securities and Exchange Co[illegible]
Division of Corporation Act[illegible]
450 Fifth Street
Washington, DC 20549
USA



**Re: PT Bank Buana Indonesia Tbk.**
**Rule 12g-3-2(b) Exemption File No. 82-34694**



Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

| NO | DOCUMENTS* | DATED |
|---|---|---|
| 1. | Plan to Hold a General Shareholders Meeting | February 21, 2005 |
| 2. | Proof of Publication | February 28, 2005 |
| 3. | Financial Statement and Annual Report 2004 of PT Bank Buana Indonesia Tbk. | March 09, 2005 |
| 4. | Disclosure Information of Certain Shareholders | March 23, 2005 |
| 5. | Result of General Shareholders Meeting | March 28, 2005 |

** Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : +62 21 6312340



2. Mrs...



**PT BANK BUANA INDONESIA Tbk.**

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373



File Number :
**82-34694**

2. Mrs. Juliana Samudro, Vice President
Deputy Head of Corporate Secretary and Legal Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : julianasamudro@bankbuana.com
Phone : +62 21 6330585 #3456
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

File Number :
**82-34694**

No. 05/ DIR/126 Attachment 1/5

Jakarta, February 21, 2005

**Mr. Darmin Nasution**
**Head of Indonesian Capital Market Supervisory Board (Bapepam)**
**Gedung Baru, Departemen Keuangan RI**
**Jln. Dr.Wahidin No.1**
**<u>Jakarta</u>**

**Re : Plan to Hold a General Shareholders Meeting**

Dear Sir,

In accordance with the Capital Market's Rule No. IX.I.1: Plan and Implementation of the General Shareholders Meeting, the attachment of Head of Indonesian Capital Market Supervisory Board's Decision No. KEP-60/PM/1996 dated January 17, 1996, we would like to inform you that we plan to hold an Annual General Shareholders Meeting and Extraordinary General Shareholders Meeting on:

| | |
|---|---|
| Day/Date | : Monday / March 28, 2005 |
| Time | : 10:00 AM – finish |
| Venue | : PT Bank Buana Indonesia Tbk.<br>Jl. Wahid Hasyim No. 89<br>Jakarta |

With the following agenda:

**A. Annual Shareholders Meeting (AGM)**

1. To approve on the bank's Annual Report for the fiscal year ended December 31, 2004 and get an authorization on the bank's Financial Statement for fiscal year ended December 31, 2004 with acquit et decharge conduct to Board of Commissioners and Board of Directors on their management and supervisory for fiscal year 2004.
2. To ratify the use of proceed of net income for fiscal year ended December 31, 2004.
3. To appoint Public Accountant who would audit the bank's Financial Report for fiscal year 2005 and give decision on remuneration and other qualifications as a result of the appointment.
4. To discharge and appoint the members of the Board of Commissioners.
5. To ratify the Board of Commissioners and Board of Directors remuneration.

B. Extraordinary....

File Number :
**82-34694**

Attachment 1/5



**B. Extraordinary General Shareholders Meeting (EGSM)**

1. Distribution of Bonus Share and Dividend Share from capitalization :
   A. Premium Shares
   B. Retained Earnings
2. Increase Capital through Management Stock Option Program (MSOP).

We enclose draft of Information to Shareholders and Notification Publication that would be published on Newspapers accordingly in line with the bank's Article of Association and the Indonesian Capital Market regulation.

Please be informed accordingly.

Yours truly,
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors,

Jimmy Kurniawan Laihad　　Safrullah Hadi Saleh

File Number :
**82-34694**

Attachment 1/5

## PT BANK BUANA INDONESIA Tbk.

## INFORMATION TO SHAREHOLDERS

Please be informed that on Monday, March 28, 2005 the Bank would hold an Annual and Extraordinary General Shareholders Meeting ("Meeting").

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on Monday, March 14, 2005, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of March 10, 2005 at 4:00 PM.

All proposals from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation of Paragraph 21 section 7 of the Bank's Article of Association These proposals have to be received by the Board of Directors 3 days before March 14, 2005 at the latest.

Jakarta, February 28, 2005
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors

File Number :
**82-34694**

Attachment 1/5

# PT BANK BUANA INDONESIA Tbk.

## ANNOUNCEMENT TO SHAREHOLDERS

Herewith, the Board of Director's would like to inform Shareholders on the Bank's plan to distribute Bonus Shares and Shares Dividend which would be proposed during the Extraordinary Shareholders Meeting ("ESM") on Monday, March 28, 2005.

1. Premium Share originating from the distribution of 2003 Shares Dividend, whereas the distribution of Shares Dividend originating from Retained Earnings of the Bank for the period ended December 31, 2004.

2. In accordance to the proposed agenda :
   a. Premium Share that would be capitalized : Rp 91.83 billion
   b. Retained Earnings that would be capitalized : Rp 350 billion

3. Distribution Ratio :
   - Bonus Shares : Every Shareholder who owns of 500 share (old) has the right to 36.82 Bonus Shares.
   - Shares Dividend :
     a. In the case that the share price on the closing date 1 day prior to the EGM lower than the par value per share, total shares that would be distributed would be based on the par value per share.
     b. In the case that the share price on the closing date 1 day prior to the EGM higher or the same as par value per share, total shares that would be distributed would be based on the said share price

4. Tax of Bonus Shares and Shares Dividend will be charged in line with the applied regulation. Shareholders' income tax for Bonus Shares and Shares Dividend will be deducted from Cash Dividends distribution.

5. Distribution of Bonus Shares and Shares Dividend may lower down the share price.

6. Distribution of Bonus Shares and Shares Dividend would not add Shareholders investment value at a whole, neither would cause reduction in total investments.

7. Bank Buana would not distribute fraction shares. Should this happen, it would be rounded up.

8. Regulations....

8. Regulations on the distribution of Bonus Shares and Shares Dividend :
   (i). Distribution of Bonus Shares and Shares Dividend would be done after the EGM approval.
   (ii). Bank Buana is a commercial bank and member of the Government's Blanket Guarantee and therefore Dividend could only be distributed after the approval of UP3 is obtained.

9. PT Sirca Datapro Perdana would act a Share Registrar who administers these Bonus Shares and Shares Dividend distribution.

10. Bank Buana would not serve any Shareholders who would like to give their rights to other parties on this Bonus Shares and Shares Dividend distribution.

Jakarta, February 28, 2005
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors

| File Number : |
|---|
| **82-34694** |

# PT BANK BUANA INDONESIA Tbk.

Attachment 1/5

## INFORMATION TO SHAREHOLDERS

### PLAN TO INCREASE CAPITAL THROUGH MANAGEMENT STOCK OPTION PROGRAM (MSOP)

| | |
|---|---|
| **Introduction** | In line with Bapepam's Rule No. IX.D.4 : Additional of Right Issue's Capital attachment of the Decision of the Chairman of Bapepam No. Kep-44/PM/1998 dated on August 14, 1998, herewith Bank Buana informs all Shareholders about its plan to increase Capital through Management Stock Option Program (MSOP) |
| **Back Ground** | Objective of MSOP :<br>1. To maximize long-term success of Bank Buana.<br>2. To balance short-term and long-term plan.<br>3. To align the interests of the Management and Shareholders.<br>4. To attract potential and retain employees.<br><br>Advantage of MSOP :<br>1. Give positive impact on the Bank's cash flow related with cash payments on new shares thus improve loyalty.<br>2. Provide opportunities for the Management to own the Bank's shares. |
| **Capital Increasing without Right Issue** | After the approval of the Shareholders during the EGM, Bank Buana would increase its Capital for 249,405,500 shares which is around 5% of total paid-up capital with a par value of Rp 250.- /share.<br><br>Regulation on MSOP :<br>1. Total Option are 249,405,500 (Two Hundred Forty Nine Million Four Hundred Five Thousand Five Hundred) Option in which every 1 (one) Option gives the right to every holders to purchase 1 (one) Bank Buana new share.<br>2. Option price is less 90% from closing price of Bank Buana 25 (Twenty Five) days prior to the reporting to Stock Exchange.<br>3. Option would be provided in 3 (three) stages.<br>4. Waiting period is 1 (one) year.<br>5. The whole Option would take place in 6 year.<br>6. Option could not be traded / substituted to other parties. |
| **Use of Proceed Option** | The fund derives for MSOP would be used as middle and long term loan (100%) |

**Bank Buana Capital**

Should all Management exercise, the following would be Buana's capital structure

| | Before MSOP | | After MSOP | |
|---|---|---|---|---|
| | **Total Share** | **Amount (Rp)** | **Total Share** | **Amount (Rp)** |
| Authorized Capital | 18,000,000,000 | 4,500,000,000,000 | 18,000,000,000 | 4,500,000,000,000 |
| Issued & Paid-up Capital : | | | | |
| • Issued Shares | 4,988,112,000 | 1,247,028,000,000 | 4,988,112,000 | 1,247,028,000,000 |
| • Options' Shares | - | - | 249,405,500 | 62,351,375,000 |
| Total Issued & Paid-up Capital | 4,988,112,000 | 1,247,028,000,000 | 5,237,517,500 | 1,309,379,375,000 |
| Portepel Shares | 13,011,888,000 | 3,252,972,000,000 | 12,762,482,500 | 3,190,620,625,000 |

**Share Capital**

Should all Options are exercised, the present Shareholders shares ownership would be dilluted as much as 4.76%

| Shareholders | Total Share Before Option | Percentage of Ownership | Total Share After Option | Percentage of Ownership |
|---|---|---|---|---|
| PT Sari Dasa Karsa | 2,171,097,065 | 43.53 | 2,171,097,065 | 41.45 |
| International Finance Company | 265,166,432 | 5.32 | 265,166,432 | 5.06 |
| UOB International Investment Private Limited | 1,147,265,760 | 23.00 | 1,147,265,760 | 21.90 |
| Public | 1,404,582,743 | 28.15 | 1,404,582,743 | 26.83 |
| MSOP | - | - | 249,405,500 | 4.76 |
| Total | 4,988,112,000 | 100.00 | 5,237,517,500 | 100.00 |

Other Information :

For more detailed information please contact :

Corporate Secretary and Legal Division
PT BANK BUANA INDONESIA Tbk.
Jl. Gajah Mada No. 1A, Jakarta 10130
Phone : (021) 6330585 Ext. 3445
Fax : (021) 6312340

Jakarta, March 14, 2005
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors

File Number :
**82-34694**

Attachment 1/5

# PT BANK BUANA INDONESIA Tbk.

## NOTIFICATION
## ANNUAL GENERAL SHAREHOLDERS MEETING
## and
## EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all shareholders to attend Annual and Extraordinary General Shareholders Meeting, which is going to be held on:

| | |
|---|---|
| **Day/Date** | **: Monday / March 28, 2005** |
| **Time** | **: 10:00 AM – finish** |
| **Venue** | **: PT Bank Buana Indonesia Tbk.**<br>**Jl. Wahid Hasyim No. 89**<br>**Jakarta** |

**Agenda:**

**A. Annual General Shareholders Meeting (AGM)**

1. To approve on the bank's Annual Report for the fiscal year ended December 31, 2004 and authorization on the bank's financial Statement for fiscal year ended December 31, 2004 with acquit et decharge conduct to Board of Commissioners and Board of Directors on their management and supervisory for fiscal year 2004.
2. To ratify the use of proceed of net income for fiscal year ended December 31, 2004.
3. To appoint Public Accountant who would audit the bank's Financial Report for fiscal year 2005 and decide the remuneration and other requirements as a result of the appointment.
4. To discharge and appoint the members of the Board Commissioners.
5. To ratify the Board of Commissioners and Board of Directors remuneration.

**B. Extraordinary General Shareholders Meeting (EGSM)**

1. Distribution of Bonus Share and Dividend Share from the capitalization of the following :
   A. Premium Shares
   B. Retained Earnings
2. Increase Capital through Management Stock Option Program (MSOP).

**Remarks:**

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of March 10, 2005 at 4:00 PM.

3. Shareholders....

| File Number : |
| --- |
| **82-34694** |

Attachment 1/5

3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Corporate Secretary and Legal Division, Bank Buana Harmoni Building, 4$^{th}$ Floor, Jl. Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585 ext. 3401 / 3403 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18, Menteng, Jakarta 10340, phone (021) 3900645, 3905920.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, March 14, 2005
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors

File Number :
**82-34694**

Attachment 2/5

No.05/SHM/194

Jakarta, February 28, 2005

**Indonesian Capital Market Supervisory Board (Bapepam)**
**Gedung Baru, Departemen Keuangan RI**
**Jln. Dr.Wahidin No.1**
**Jakarta 10710**

**Re: Proof of Publication**

Dear Sir/Madam,

With reference to our Letter No.05/DIR/126 dated February 21, 2005 on Plan to Hold a General Shareholders Meeting PT Bank Buana Indonesia Tbk., please find enclosed proof of notification publication on the matter above decision and Disclosure Information of Distribution Share Dividend and Bonus Share that has been published on 2 (two) Daily Morning Newspapers, Investor Daily and Media Indonesia on February 28, 2005.

Please be informed accordingly.

Yours truly,
**PT BANK BUANA INDONESIA Tbk.**
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
**82-34694**

## PT BANK BUANA INDONESIA Tbk.

Attachment 2/5

## ANNOUNCEMENT TO SHAREHOLDERS

Herewith, the Board of Director's would like to inform Shareholders on the Bank's plan to distribute Bonus Shares and Shares Dividend which would be proposed during the Extraordinary Shareholders Meeting ("ESM") on Monday, March 28, 2005.

1. Premium Share originating from the distribution of 2003 Shares Dividend, whereas the distribution of Shares Dividend originating from Retained Earnings of the Bank for the period ended December 31, 2004.

2. In accordance to the proposed agenda :
   a. Premium Share that would be capitalized : Rp 91.83 billion
   b. Retained Earnings that would be capitalized : Rp 350 billion

3. Distribution Ratio :
   - Bonus Shares : Every Shareholder who owns of 500 share (old) has the right to 36.82 Bonus Shares.
   - Shares Dividend :
     a. In the case that the share price on the closing date 1 day prior to the EGM lower than the par value per share, total shares that would be distributed would be based on the par value per share.
     b. In the case that the share price on the closing date 1 day prior to the EGM higher or the same as par value per share, total shares that would be distributed would be based on the said share price

4. Tax of Bonus Shares and Shares Dividend will be charged in line with the applied regulation. Shareholders' income tax for Bonus Shares and Shares Dividend will be deducted from Cash Dividends distribution.

5. Distribution of Bonus Shares and Shares Dividend may lower down the share price.

6. Distribution of Bonus Shares and Shares Dividend would not add Shareholders investment value at a whole, neither would cause reduction in total investments.

7. Bank Buana would not distribute fraction shares. Should this happen, it would be rounded up.

8. Regulations….

8. Regulations on the distribution of Bonus Shares and Shares Dividend :
   (i). Distribution of Bonus Shares and Shares Dividend would be done after the EGM approval.
   (ii). Bank Buana is a commercial bank and member of the Government's Blanket Guarantee and therefore Dividend could only be distributed after the approval of UP3 is obtained.

9. PT Sirca Datapro Perdana would act a Share Registrar who administers these Bonus Shares and Shares Dividend distribution.

10. Bank Buana would not serve any Shareholders who would like to give their rights to other parties on this Bonus Shares and Shares Dividend distribution.

Jakarta, February 28, 2005
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors

File Number :
**82-34694**

Attachment 2/5

# PT BANK BUANA INDONESIA Tbk.

## INFORMATION TO SHAREHOLDERS

Please be informed that on Monday, March 28, 2005 the Bank would hold an Annual and Extraordinary General Shareholders Meeting ("Meeting").

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on Monday, March 14, 2005, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of March 10, 2005 at 4:00 PM.

All proposals from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation of Paragraph 21 section 7 of the Bank's Article of Association These proposals have to be received by the Board of Directors 3 days before March 14, 2005 at the latest.

Jakarta, February 28, 2005
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors

File Number :
**82-34694**

No.05/SHM/222

Attachment 3/5

Jakarta, March 09, 2005

**Indonesia Capital Market Supervisory Board (Bapepam)**
**Gedung Baru, Departemen Keuangan RI**
**Jln. Dr. Wahidin No.1**
**Jakarta**

**Re: Financial Statement and Annual Report 2004 of PT Bank Buana Indonesia Tbk.**

Dear Sir/Madam,

In line with Bapepam's Rule No. VIII.G.2, Attachment of Head of Bapepam's Decision No. Kep-38/PM/1996 dated on January 17, 1996 on Annual Report and Bapepam's Rule No. X.K.2 on Obligation to Submit Financial Statement Periodically, Attachment of Head of Bapepam's Decision No. Kep-36/PM/2003 dated September 30, 2003 and in accordance to the Decision of the Head of Capital Market Supervisory Board No. Kep-40/PM/2003 dated December 22, 2003 regulation No. VIII.G.11 on Board of Directors' Responsibility on Financial Statement please find enclosed :

1. PT Bank Buana Indonesia Tbk's Financial Statement as of December 31, 2004 and 2003 that has been published on 2 (two) daily newspapers, Media Indonesia and Investor Daily on March 9, 2005.

2. Annual Report for fiscal year 2004 with comparative figures for 2003, which includes Financial Statement that has been audited by an Independent Public Accountant, Prasetio, Sarwoko & Sandjaja (Ernst & Young) with report No. RPC-3351 dated February 21, 2005.

3. Board of Director's Statement Letter No. 05/DIR/159 dated March 9, 2005 on Board of Directors' Responsibility on Financial Statement PT Bank Buana Indonesia Tbk. as of December 31, 2004.

Please be informed accordingly.

Yours truly,
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors,

Maruba Sihaloho     Juliana Samudro

**BALANCE SHEET**
**PT BANK BUANA INDONESIA Tbk.**
**Period 31 December 2004 and 2003**

| No. | ACCOUNT | 31-Dec-04 | 31-Dec-03 |
|---|---|---|---|
| | **ASSETS** | | |
| 1 | Cash | 126,516 | 141,346 |
| 2 | Placement at Bank Indonesia | 3,178,389 | 4,428,461 |
| | a. Demand Deposit at Bank Indonesia | 897,844 | 603,243 |
| | b. Certificate of Bank Indonesia | 2,280,545 | 3,825,218 |
| | c. Others | - | - |
| 3 | Demand Deposits at Other Bank | 84,288 | 63,850 |
| | a. Rupiahs | 2,183 | 2,574 |
| | b. Foreign Currencies | 82,105 | 61,276 |
| 4 | Interbank Placements | 541,039 | 650,525 |
| | a. Rupiahs | 77,000 | 35,500 |
| | b. Foreign Currencies | 464,039 | 615,025 |
| | Allowance for Interbank Placements at Other Banks -/- | (6,261) | (7,166) |
| 5 | Securities Held | 1,016,195 | 981,005 |
| | a. Rupiahs | 177,406 | 172,412 |
| | i. Trading | 79,407 | 77,093 |
| | ii. Available for Sale | 25,054 | 23,433 |
| | iii. Held to Maturity | 72,945 | 71,886 |
| | b. Foreign Currencies | 838,789 | 808,593 |
| | i. Trading | 526,939 | 606,005 |
| | ii. Available for Sale | - | 8,315 |
| | iii. Held to Maturity | 311,850 | 194,273 |
| | Allowance for Securities Held -/- | (9,790) | (9,810) |
| 6 | Government Bonds Held | 2,647,090 | 1,827,705 |
| | a. Trading | 507,453 | 296,207 |
| | b. Available for Sale | - | - |
| | c. Held to Maturity | 2,139,637 | 1,531,498 |
| 7 | Securities Purchased under Agreement to Resell (Reverse Repo) | 511,962 | 478,031 |
| | a. Rupiahs | 511,962 | 478,031 |
| | b. Foreign Currencies | - | - |
| | Allowance for Securities Purchased under Agreement to Resell -/- | (5,128) | (4,811) |
| 8 | Derivative Assets | 324 | 2,550 |
| | Allowance for Derivative Assets -/- | (3) | (23) |
| 9 | Credit Extended (Loan) | 7,858,784 | 5,338,108 |
| | a. Rupiahs | 7,698,334 | 5,259,032 |
| | i. Connected Parties | 40,681 | 41,077 |
| | ii. Others Parties | 7,657,653 | 5,217,955 |
| | b. Foreign Currencies | 160,450 | 79,076 |
| | i. Connected Parties | 18,796 | 23,935 |
| | ii. Others Parties | 141,654 | 55,141 |
| | Allowance for Credit Extended -/- | (98,828) | (68,526) |
| 10 | Acceptance Assets | 37,046 | 18,403 |
| | Allowance for Acceptance Assets -/- | (526) | (184) |
| 11 | Equity Participation | 89 | 389 |
| | Allowance for Equity Participation | (63) | (66) |
| 12 | Deferred Income | 75,226 | 55,880 |
| 13 | Prepaid Expenses | 7,959 | 16,594 |
| 14 | Prepaid Taxes | - | - |
| 15 | Deferred Tax Assets | 13,053 | 9,608 |
| 16 | Fixed Assets | 548,009 | 503,528 |
| | Accumulated Depreciation of Fixed Assets -/- | (225,442) | (181,742) |
| 17 | Leased assets | - | - |
| | Accumulated leased assets -/- | - | - |
| 18 | Transferred Collaterals | 10,248 | 17,371 |
| 19 | Other Assets | 43,504 | 74,098 |
| | **TOTAL ASSETS** | **16,353,680** | **14,335,124** |

**BALANCE SHEET**
**PT BANK BUANA INDONESIA Tbk.**
**Period 31 December 2004 and 2003**

| No. | ACCOUNT | 31-Dec-04 | 31-Dec-03 |
|---|---|---|---|
| | **LIABILITIES AND EQUITY** | | |
| 1 | Demand Deposits | 3,569,671 | 3,148,252 |
| | a. Rupiahs | 2,353,521 | 2,049,494 |
| | b. Foreign Currencies | 1,216,150 | 1,098,758 |
| 2 | Other Current Liabilities | 92,392 | 78,842 |
| 3 | Saving Deposits | 4,767,139 | 4,347,164 |
| 4 | Time Deposits | 5,083,357 | 4,809,300 |
| | a. Rupiahs | 4,725,096 | 4,362,894 |
| | i. Connected Parties | 546,723 | 190,861 |
| | ii. Others Parties | 4,178,373 | 4,172,033 |
| | b. Foreign Currencies | 358,261 | 446,406 |
| | i. Connected Parties | 10,793 | 34,582 |
| | ii. Others Parties | 347,468 | 411,824 |
| 5 | Certificates of Deposit | - | 9 |
| | a. Rupiahs | - | 9 |
| | b. Foreign Currencies | - | - |
| 6 | Deposits from Other Banks | 416,989 | 102,431 |
| 7 | Securities Sold under Agreement to Repurchase (Repo) | - | - |
| 8 | Derivative Liabilities | 6 | 75 |
| 9 | Acceptance Liabilities | 37,046 | 18,403 |
| 10 | Securities Issued | 294,154 | - |
| | a. Rupiahs | 294,154 | - |
| | b. Foreign Currencies | - | - |
| 11 | Borrowings | 34,890 | 41,226 |
| | a. Short Term Funding Facilities from Bank Indonesia | - | - |
| | b. Others | 34,890 | 41,226 |
| | i. Rupiahs | 34,890 | 41,226 |
| | - Connected Parties | - | - |
| | - Others Parties | 34,890 | 41,226 |
| | ii. Foreign Currencies | - | - |
| | - Connected Parties | - | - |
| | - Others Parties | - | |
| 12 | Allowance for losses on Commitments and Contigencies | 3,139 | 2,650 |
| 13 | Leasing Liabilities | - | - |
| 14 | Deferred Expenses | 24,753 | 22,543 |
| 15 | Income Tax Assessment | 29,556 | 1,448 |
| 16 | Deferred Tax Liabilities | - | - |
| 17 | Other Liabilities | 98,683 | 79,480 |
| 18 | Subordinated Loans | - | - |
| | a. Connected Parties | - | - |
| | b. Others Parties | - | - |
| 19 | Loan Capital | - | - |
| | a. Connected Parties | - | - |
| | b. Others Parties | - | - |
| 20 | Minority Interest | - | - |
| 21 | Equity | 1,901,905 | 1,683,301 |
| | a. Paid Up Capital | 1,247,028 | 1,247,028 |
| | b. Agio (disagio) | 91,827 | 91,827 |
| | c. Donated Capital | - | - |
| | d. Translation Adjustment in Financial Statements | - | - |
| | e. Increment from Revaluation of Fixed Assets | 103,280 | 103,280 |
| | f. Unrealized Gains/Losses of Securities | 6,592 | 4,971 |
| | g. Other Comprehensive Incomes | - | - |
| | h. Difference in Value of transactions with entities under common control | (6,220) | (6,220) |
| | h. Retained Earnings | 459,398 | 242,415 |
| | **TOTAL LIABILITIES AND EQUITY** | 16,353,680 | 14,335,124 |

**INCOME STATEMENT AND RETAINED EARNINGS**
**PT BANK BUANA INDONESIA Tbk.**
**Period 01 January until 31 December 2004 and 2003**

| No. | ACCOUNT | 31-Dec-04 | 31-Dec-03 |
|---|---|---|---|
| | **OPERATING REVENUES AND EXPENSES** | | |
| 1 | Interest Revenue | | |
| | 1.1. Interest Earned | 1,432,676 | 1,507,695 |
| | a. Rupiahs | 1,364,501 | 1,446,644 |
| | b. Foreign Currencies | 68,175 | 61,051 |
| | 1.2. Provisions and Commissions | 55,184 | 41,712 |
| | a. Rupiahs | 54,446 | 41,137 |
| | b. Foreign Currencies | 738 | 575 |
| | **Total Interest Revenue** | **1,487,860** | **1,549,407** |
| 2 | Interest Expense | | |
| | 2.1. Interest Expense | | |
| | a. Rupiahs | 611,464 | 852,926 |
| | b. Foreign Currencies | 12,118 | 20,348 |
| | 2.2. Commissions & Previsions | - | - |
| | **Total Interest Expense** | **623,582** | **873,274** |
| | **Net Interest Income** | **864,278** | **676,133** |
| 3 | Other Operating Revenue | | |
| | 3.1. Revenues On Provisions Commissions and Fees | 10,100 | 9,817 |
| | 3.2. Revenues On Foreign Currencies | 12,199 | 13,970 |
| | 3.3. Gain On Investment in Securities | 5,123 | 15,096 |
| | 3.4. Others Revenues | 69,644 | 60,838 |
| | **Total Other Operating Revenues** | **97,066** | **99,721** |
| 4 | Net Charge of Losses On Earning Assets | 14,748 | (2,276) |
| 5 | Estimated Losses on Commitments and Contingencies | 390 | 667 |
| 6 | Others Operating Expenses | | |
| | 6.1. General and Administrative Expenses | 268,948 | 219,580 |
| | 6.2. Personnel Expenses | 253,078 | 228,925 |
| | 6.3. Losses on Investment in Securities | - | - |
| | 6.4. Losses on Foreign Exchange Transaction | - | - |
| | 6.5. Others Expenses | 29,597 | 11,156 |
| | **Total Other Operating Expenses** | **551,623** | **459,661** |
| | **NET OPERATING REVENUE / EXPENSE** | **394,583** | **317,802** |
| | **NON-OPERATING REVENUE AND EXPENSE** | | |
| 7 | Non Operating Revenues | 19,653 | 3,670 |
| 8 | Non Operating Expenses | 1,498 | 2,190 |
| | **Net Non Operating Revenue/Expense** | **18,155** | **1,480** |
| 9 | Extraordinary Gain/Loss | - | - |
| 10 | Profit/Loss before Tax Income | **412,738** | **319,282** |
| | Deferred Tax Income | **3,445** | **(3,311)** |
| 11 | Estimation on Income Tax Assessment -/- | **132,608** | **94,119** |
| 12 | **PROFIT/LOSS FOR CURRENT YEAR (REPORTING** | **283,575** | **221,852** |
| 13 | Minority Interest -/- | - | - |
| 14 | Retained Earning Carried Forward | 242,415 | 264,553 |
| 15 | Dividend -/- | (66,592) | (243,990) |
| 16 | Others | - | - |
| 17 | **Retained Earnings at End of Period** | **459,398** | **242,415** |
| 18 | **Earnings (Net Income) per Share** | **57** | **61** |

**COMMITMENTS AND CONTINGENCIES**
**PT BANK BUANA INDONESIA Tbk.**
**Period 31 December 2004 and 2003**

| No. | ACCOUNT | 31-Dec-04 | 31-Dec-03 |
|---|---|---|---|
| | ***COMMITMENTS*** | | |
| | **Commitments Claims/Receivable** | | |
| 1 | Unused Borrowings | | |
| | a. Rupiahs | - | - |
| | b. Foreign Currencies | - | - |
| 2 | Others | 45,244 | 25,241 |
| | **Total Commitments Claims** | **45,244** | **25,241** |
| | **Committed Liabilities** | | |
| 1 | Undisbursed Credit Line | | |
| | a. Rupiahs | 2,838,030 | 2,262,943 |
| | b. Foreign Currencies | - | - |
| 2 | Outstanding Irrevocable Trade L/Cs | 64,443 | 45,255 |
| 3 | Others | - | - |
| | **TOTAL COMMITED LIABILITIES** | **2,902,473** | **2,308,198** |
| | **TOTAL NET COMMITTED** | (2,857,229) | (2,282,957) |
| | ***CONTINGENCIES*** | | |
| | **Contingent Claims** | | |
| 1 | Guarantees Received | - | - |
| | a. Rupiahs | - | - |
| | b. Foreign Currencies | - | - |
| 2 | Interest Income in Settlement Process | 2,170 | 1,275 |
| | a. Rupiahs | 2,170 | 1,275 |
| | b. Foreign Currencies | - | - |
| 3 | Others | - | - |
| | **Total Contingent Claims** | **2,170** | **1,275** |
| | **Contingent Liabilities** | | |
| 1 | Guarantees issued | 170,142 | 128,985 |
| | a. Bank Guarantees | 170,142 | 128,985 |
| | - Rupiahs | 160,378 | 121,329 |
| | - Foreign Currencies | 9,764 | 7,656 |
| | b. Others | - | - |
| 2 | Outstanding Revocable Trade L/Cs | - | - |
| 3 | Others | 4,309 | 3,659 |
| | **TOTAL CONTINGENT LIABILITIES** | **174,451** | **132,644** |
| | **TOTAL NET CONTINGENCIES** | (172,281) | (131,369) |

**CONDENSED FINANCIAL STATEMENT-MONTHLY**
**EARNING ASSET QUALITY AND OTHER INFORMATIONS**
***PT BANK BUANA INDONESIA Tbk.***
**Per 31 December 2004 and 2003**

| No. | ACCOUNT | 31-Dec-04 | | | | | | 31-Dec-03 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | L | DPK | KL | D | M | Total | L | DPK | KL | D | M | Total |
| A. | **Connected (Related) Parties** | | | | | | | | | | | | |
| 1 | Interbank Placements | 193,575 | - | - | - | - | 193,575 | - | - | - | - | - | - |
| 2 | Securities | 6,593 | - | - | - | - | 6,593 | 2,250 | - | - | - | - | 2,250 |
| 3 | Loans to Third Parties | 59,477 | - | - | - | - | 59,477 | 65,012 | - | - | - | - | 65,012 |
| | a. Smale Scale Business Credit (KUK) | 1,139 | - | - | - | - | 1,139 | 720 | - | - | - | - | 720 |
| | b. Property Loans | 4,870 | - | - | - | - | 4,870 | 4,632 | - | - | - | - | 4,632 |
| | i. Restructured | - | - | - | - | - | - | - | - | - | - | - | - |
| | ii. Unrestructed | 4,870 | - | - | - | - | 4,870 | 4,632 | - | - | - | - | 4,632 |
| | c. Others Restructured Loans | 570 | - | - | - | - | 570 | 770 | - | - | - | - | 770 |
| | d. Others | 52,898 | - | - | - | - | 52,898 | 58,890 | - | - | - | - | 58,890 |
| 4 | Equity Participation to Third Parties | | | | | | | | | | | | |
| | a. In Non Bank Financial Institution | - | - | - | - | - | - | 300 | - | - | - | - | 300 |
| | b. For Debt Restructuring Purposes (From Loan Restructuring) | - | - | - | - | - | - | - | - | - | - | - | - |
| 5 | Other Claims to Third Parties | - | - | - | - | - | - | - | - | - | - | - | - |
| 6 | Commitments and Contigencies to Third Parties | 5,766 | - | - | - | - | 5,766 | 2,689 | - | - | - | - | 2,689 |
| B. | **Non - Connected Parties** | | | | | | | | | | | | |
| 1 | Interbank Placements | 1,567,799 | - | 1 | - | - | 1,567,800 | 1,838,815 | - | 1 | - | - | 1,838,816 |
| 2 | Securities to Bank Indonesia and Third Parties | 5,315,182 | - | - | - | - | 5,315,182 | 5,929,237 | - | - | - | - | 5,929,237 |
| 3 | Loans to Third Parties | 7,342,714 | 328,736 | 108,769 | 9,133 | 8,245 | 7,797,597 | 4,990,264 | 235,218 | 25,620 | 11,338 | 8,571 | 5,271,011 |
| | a. Smale Ccale Business Credit (KUK) | 1,046,702 | 17,276 | 7,409 | 1,886 | 6,455 | 1,079,728 | 962,586 | 29,352 | 9,449 | 1,979 | 2,465 | 1,005,831 |
| | b. Property Loans | 537,635 | 5,425 | 1,829 | 330 | 108 | 545,327 | 294,748 | 5,739 | 1,729 | - | 156 | 302,372 |
| | i. Restructured | - | - | - | - | - | - | - | - | - | - | - | - |
| | ii. Unrestructured | 537,635 | 5,425 | 1,829 | 330 | 108 | 545,327 | 294,748 | 5,739 | 1,729 | 313 | 156 | 302,685 |
| | c. Others Restructured Loans | 940 | - | 8,676 | 84 | - | 9,700 | 9,553 | - | - | 124 | 582 | 10,259 |
| | d. Others | 5,757,437 | 306,035 | 90,855 | 6,833 | 1,682 | 6,162,842 | 3,723,377 | 200,127 | 14,442 | 9,235 | 5,368 | 3,952,549 |
| 4 | Equity Participation to Third Parties | 25 | - | - | - | 63 | 88 | 25 | - | - | - | 63 | 88 |
| | a. In Non Bank Financial Institution non-bank | 25 | - | - | - | 63 | 88 | 25 | - | - | - | 63 | 88 |
| | b. For Debt Restructuring Purposes (From Loan Restructuring) | - | - | - | - | - | - | - | - | - | - | - | - |
| 5 | Other Claims to Third Parties | 33,855 | 4,222 | - | - | - | 38,077 | 79,342 | - | - | - | - | 79,342 |
| 6 | Commitments and Contigencies to Third Parties | 216,565 | 7,108 | 5,146 | - | - | 228,819 | 160,551 | - | 11,000 | - | - | 171,551 |
| | **TOTAL** | 14,741,551 | 340,066 | 113,916 | 9,133 | 8,308 | 15,212,974 | 13,068,185 | 235,218 | 36,621 | 11,338 | 8,634 | 13,359,996 |
| 7 | Compulsory Allowance for Earning Asset Losses | 97,769 | 17,003 | 7,551 | 259 | 1,168 | 123,750 | 74,156 | 11,761 | 1,317 | 4,559 | 1,002 | 92,795 |
| 8 | Established Allowance for Earning Asset Losses | 97,783 | 17,003 | 7,551 | 259 | 1,168 | 123,764 | 74,603 | 11,761 | 1,317 | 4,559 | 1,002 | 93,242 |
| 9 | Value of Bank's Assets Pledged as Collateral | | | | | | | | | | | | |
| | *a. To Bank Indonesia* | | | | | | - | | | | | | - |
| | b. To Other Parties | | | | | | - | | | | | | - |
| 10 | Percentage of Small Scale Business Credit to Total Credit | | | | | | 13.76% | | | | | | 18.86% |
| 11 | Percentage of Small Scale Business Credit Debtor to Total Debtor | | | | | | 21.76% | | | | | | 30.38% |

**CALCULATION ON CAR**
**PT BANK BUANA INDONESIA Tbk.**
**Period 31 December 2004 and 2003**

| ACCOUNT | 31-Dec-04 | 31-Dec-03 |
|---|---|---|
| **I. COMPONENTS** | | |
| **A. Core Capital** | **1,645,506** | **1,436,707** |
| 1. Paid Up Capital | 1,247,028 | 1,247,028 |
| 2. Disclosed Reserves | 398,478 | 189,679 |
| a. Agio | 91,827 | 91,827 |
| b. Disagio (-/-) | - | - |
| c. Donated Capital | - | - |
| d. General and Appropriated Reverses | 25,000 | 20,000 |
| e. Previous Years Profit After Tax | 141,214 | - |
| f. Previous Years Losses -/- | 0 | (12,356) |
| g. Current Year Profit After Tax (50%) | 140,065 | 91,457 |
| h. Currents Year Losses -/- | - | - |
| i. Translation Adjustment of Overseas Branch Offices Financial Statement | - | - |
| 1) Positive Adjustment | - | - |
| 2) Negative Adjustment (-/-) | - | - |
| j. Funds for paid Up Capital | - | - |
| k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-) | - | - |
| l. Difference in value of transaction with entities under common control | (6,220) | (6,220) |
| m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities | 6,592 | 4,971 |
| 3. Goodwill (-/-) | - | - |
| **B. Supplementary Capital (max 100% of core capital)** | **501,059** | **177,884** |
| 1. Reserves of Fixed Assets Revaluation | 103,280 | 103,280 |
| 2. Gen. Reserve of Allowance for Earning Assets Losses (Max. 1,25% of Risk Weighted Assets) | 97,779 | 74,604 |
| 3. Loan Capital | - | - |
| 4. Subordinated Loan (max. 50 % of Core Capital) | 300,000 | - |
| 5. Gain in Value of Equity Participation in Portfolio Available for sale (45%) | - | - |
| **II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)** | **2,146,565** | **1,614,591** |
| **III EQUITY PARTICIPATION -/-** | **26** | **326** |
| **IV TOTAL CAPITAL (II-III)** | **2,146,539** | **1,614,265** |
| **V. RISK - WEIGHTED ASSETS** | **9,703,906** | **7,231,700** |
| **VI ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)** | **22.12%** | **22.32%** |
| **VI REQUIRED CAPITAL ADEQUACY RATIO** | 8.00% | 8.00% |

**FINANCIAL RATIO**
**PT BANK BUANA INDONESIA Tbk.**
**Period 31 December 2004 and 2003**

| No. | Ratio (%) | 31-Dec-04 | 31-Dec-03 |
|---|---|---|---|
| **I.** | **Capital** | | |
| | 1. CAR | 22.12% | 22.32% |
| | 2. Fixed Assets to Capitals | 15.03% | 19.93% |
| **II.** | **Earning Assets** | | |
| | 1. Non - Performing Earning Assets | 0.86% | 0.43% |
| | 2. NPL (Gross) | 1.61% | 0.86% |
| | 3 NPL (Net) | 1.50% | 0.75% |
| | 4 Allowance for Earnings Assets Losses to Earning Assets | 0.81% | 0.70% |
| | 5 Compliance of Allowance for Earning Assets Losses | 100.01% | 100.48% |
| **III.** | **Rentability** | | |
| | 1. ROA | 2.66% | 2.31% |
| | 2. ROE | 17.75% | 17.00% |
| | 3. NIM | 6.12% | 5.35% |
| | 4. Operating Expenses to Operating Revenues | 75.10% | 80.73% |
| **IV.** | **Liquidity** | | |
| | LDR | 58.55% | 43.37% |
| **V.** | **Compliance** | | |
| | 1. a. Percentage Violation of Legal Lending Limit | | |
| | a.1. Connected Parties | 0.00% | 0.00% |
| | a.2. Non - Connected Parties | 0.00% | 0.00% |
| | b. Percentage Lending in Excess of The Legal Lending Limit | | |
| | b.1. Connected Parties | 0.00% | 0.00% |
| | b.2. Non - Connected Parties | 0.00% | 0.00% |
| | 2. Reserve Requirement (Rupiahs) | 7.08% | 5.08% |
| | 3. Net Open Positions | 0.64% | 0.71% |

**FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS**
**PT BANK BUANA INDONESIA Tbk.**
**Period 31 December 2004**

*(in million Rupiah)*

| No. | ACCOUNT | Market Value of Contract | | Derivative Claims & Liabilities | | Contract Value with Netting Agreement |
|---|---|---|---|---|---|---|
| | | Hedging | Others | Claims | Liabilities | |
| **A.** | **Exchange Rate Related** | **46,998** | **208,166** | **324** | **6** | **-** |
| 1 | Spot | - | 208,166 | - | - | |
| 2 | Forward | 2,785 | - | 6 | 6 | - |
| 3 | Option | - | - | - | - | - |
| | a. Purchased | - | - | - | - | - |
| | b. Written | - | - | - | - | - |
| 4 | Future | - | - | - | - | - |
| 5 | Swap | 44,213 | - | 318 | - | - |
| 6 | Other | - | - | - | - | - |
| **B.** | **Interest Rate Related** | - | - | - | - | - |
| 1 | Forward | | | | | |
| 2 | Option | - | - | - | - | - |
| | a. Purchased | | | | | |
| | b. Written | | | | | |
| 3 | Future | - | - | - | - | - |
| 4 | Swap | - | - | - | - | - |
| 5 | Other | - | - | - | - | - |
| **C.** | **Other** | - | - | - | - | - |
| | **TOTAL** | | | **324** | **6** | |

**PT BANK BUANA INDONESIA Tbk.**
**Period 31 December 2004 and 2003**
**OWNERS AND MANAGEMENT**

MANAGEMENT
BOARD of COMMISSIONERS

| | | |
|---|---|---|
| - Prime Commissioners | : | R. Rachmad |
| - Commissioners | : | Lukito Winarto |
| - Commissioners | : | Wimpie Wirja Surja |
| - Commissioners | : | Soetadi Limin |

Board Of Directors

| | | |
|---|---|---|
| - Prime Director | : | Jimmy Kurniawan Laihad |
| - Director | : | Aris Janasutanta Sutirto |
| - Director | : | Eddy Muljanto |
| - Director | : | Pardi Kendy |
| - Director | : | Safrullah Hadi Saleh |
| - Director | : | Ishak Sumarno |
| - Director | : | Aw Tee Woo |
| - Director | : | Soehadie Tansol |

OWNERS

| | | |
|---|---|---|
| - PT Sari Dasa Karsa | : | 43.53% |
| - OUB Intl Inv. Private Ltd. | : | 23.00% |
| - I F C | : | 5.32% |
| - Others/Public | : | 28.15% |
| Total | : | 100.00% |

Jakarta, 2005 March 9th
PT. Bank Buana Indonesia Tbk.
S.E. & O.

No. 05/DIR/159

| File Number : |
|---|
| **82-34694** |

Attachment 3/5

**THE STATEMENT OF BOARD OF DIRECTORS**
**REGARDING**
**RESPONSIBILITY ON FINANCIAL STATEMENT**
**DECEMBER 31, 2004**
**PT BANK BUANA INDONESIA Tbk.**

The undersigned below :

1. Name : **Jimmy Kurniawan Laihad**
   Office Address : Jl. Gajah Mada No. 1A, Jakarta 10130
   Domicile Address as stated in ID : Taman Kebon Jeruk Blok 1/8 No. 23, Jakarta Barat
   Phone Number : (021) 6330585
   Function : President Director PT Bank Buana Indonesia Tbk.

2. Name : **Safrullah Hadi Saleh**
   Office Address : Jl. Gajah Mada No. 1A, Jakarta 10130
   Domicile Address as stated in ID : Era Mas 2000 E 4/12, Cakung, Jakarta Timur
   Phone Number : (021) 6330585
   Function : Director PT Bank Buana Indonesia Tbk.

Declare that :

1. Be responsible for drafting and presenting the company's financial statement.
2. The company's financial statement is drafted and presented in accordance with generally accepted accounting principles.
3. a. All information in the company's financial statement has been completely and correctly described.
   b. The company's financial statement does not contain any incorrect information or material fact, and does not erase information or material fact.
4. Be responsible for the company's internal control system.

Thus this statement is made by the truth.

Jakarta, March 9, 2005
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors,

Jimmy Kurniawan Laihad          Safrullah Hadi Saleh

File Number :
**82-34694**

Attachment 4/5

No. 05/SHM/282

Jakarta, March 23, 2005

**The Indonesian Capital Market Supervisory Board (Bapepam)**
**Gedung Baru, Departemen Keuangan RI**
**Jln. Dr.Wahidin No.1**
**Jakarta 10210**

**Re : Disclosure Information of Certain Shareholders**

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that Mr. Soetadi Limin, Commissioner of PT Bank Buana Indonesia Tbk. has sold his Bank Buana's shares with detail as follows

1. Name : Soetadi Limin
   Address : Jl. Alam Asri I TK 41 No. 5, Pondok Indah, Jakarta Selatan
2. Total Shares Sold : 100,000 shares
3. Total Transaction : Rp 830,-
4. Date of Transaction : March 22, 2005
5. Purpose of Transaction : Cash

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
**82-34694**

No.05/DIR/215

Attachment 5/5

Jakarta, March 28, 2005

**Mr. Darmin Nasution**
**Head of Indonesian Capital Market Supervisory Board (Bapepam)**
**Gedung Baru, Departemen Keuangan RI**
**Jln. Dr.Wahidin No.1**
**Jakarta 10210**

**Re: Result of General Shareholders Meeting**

Dear Sir/Madam,

With reference to our letter No.05/DIR/126 dated February 21, 2005 on Plan to Hold a General Shareholders Meeting PT Bank Buana Indonesia Tbk., we would like to inform you that the General Shareholders Meeting has been held on March 28, 2005 at Bank Buana Wahid Hasyim Building, Jl. Wahid Hasyim No. 89, Jakarta with the following decisions:

**A. Annual General Shareholders Meeting (AGM):**

1. **First Agenda**
   Approves the Bank's Annual Report for fiscal year ended December 31, 2004 and authorization on the Bank's Financial Statement for fiscal year ended December 31, 2004.

2. **Second Agenda**
   (a). Use net income for fiscal year of 2004 of Rp 283,574,673,335.- (Two Hundred Eighty Three Billion Five Hundred Seventy Four Million Six Hundred Seventy Three Thousand Three Hundred Thirty Five Rupiah) :
   - Total of Rp 2,500,000,000.- (Two Billion Five Hundred Million Rupiah) would be reserved as a General Reserved.
   - Distribution of Cash Dividends of Rp 85,097,190,720.- (Eighty Five Billion Ninety Seven Million One Hundred Ninety Thousand Seven Hundred Twenty Rupiah) or 30% from Net Income for fiscal year 2004 to all Shareholders proportionally in which 1 (one) share has the right to Rp 17.06 (Seventeen Point Six Rupiah).
   - Total of Rp 195,977,482,615.- (One Hundred Ninety Five Billion Nine Hundred Seventy Seven Million Four Hundred Eighty Two Thousand Six Hundred Fifteen Rupiah) would be placed as Retained Earnings.

   (b). Should the distribution of Bonus Shares and Shares Dividend have been approved, the EGM has agreed on the following :
   - Authorizes Board of Directors to deduct Cash Dividends from Shareholders for the income tax of Bonus Shares and Shares Dividend.
   - Authorizes the distribution of Cash Dividends.

**Continue Letter No. 05/DIR/215 dated March 28, 2005**

- Authorizes Board of Directors to do proper action for the disbursement of Cash Dividends to Shareholders that includes publishing the announcement Dividend Payment Regulations.

3. **Third Agenda**
   Approves the reappointment of Independent Public Accountant Prasetio, Sarwoko & Sandjaja to conduct the audit on the Bank's Financial Report for fiscal year 2005 and authorizes the Board of Directors to sign any contract agreement which includes to determining the fee and other conditions in relation to the appointment.

4. **Fourth Agenda**
   (a). Approves the appointment of Board of Commissioners below until the closing of Annual Shareholders Meeting in 2007, except for Mr. Narayan B. Menon, his appointment would be considered valid after the approval from the Central Bank is obtained.

   **Board of Commissioners**

   | | |
   |---|---|
   | Chairman | : R. Rachmad |
   | Deputy Chairman | : Quek Cher Teck |
   | Commissioner | : Lukito Winarto |
   | Commissioner | : Wimpie Wirja Surja |
   | Commissioner | : Narayan B. Menon |

   The Board of Directors composition stays the same :

   **Board of Directors**

   | | |
   |---|---|
   | President Director | : Jimmy Henricus Kurniawan Laihad |
   | Director | : Aris Janasutanta Sutirto |
   | Director | : Eddy Muljanto |
   | Director | : Pardi Kendy |
   | Director | : Safrullah Hadi Saleh |
   | Director | : Ishak Sumarno |
   | Director | : Aw Tee Woo |
   | Director of Compliance | : Soehadie Tansol |

   (b). Give authority to Board of Directors to declare the appointment of Board Commissioners in front of a Notary Public.

5. **Fifth Agenda**
   (a). Authorizes the Board of Commissioners to determine the Board of Directors' remuneration and/or other benefits which would be reported to the Shareholders.

(b). Authorizes PT Sari Dasa Karsa as a Majority Shareholder to determine the Board of Commisioners' remuneration and/or other benefits which would be reported to the Shareholders.

## B. Extraordinary General Shareholders Meeting (EGSM)

### 1. First Agenda

(a). Premium Shares that would capitalized from distribution of Shares Dividend for year 2004 amounted to Rp 91,827,401,250.- (Ninety One Billion Eight Hundred Twenty Seven Million Four Hundred One Thousand Two Hundred Fifty Rupiah) with a par value of Rp 250.- / share. Total Share that would be distributed is 367,309,605 (Three Hundred Sixty Seven Million Three Hundred Nine Thousand Six Hundred Five) shares with a ratio of 500 : 36.82

(b). Retained Earnings that would be capitalized is Rp 340,993,769,610.- (Three Hundred Forty Billion Nine Hundred Ninety Three Million Seven Hundred Sixty Nine Thousand Six Hundred Ten Rupiah) and the distribution of this Shares Dividend has been based on Bank Buana's closing price at Jakarta Stock Exchange on March 24, 2005: Rp 830.- (Eight Hundred Thirty Rupiah). Total Shares that would be distributed are 410,835,867 with a ratio of 500 : 41.18

(c). Shares fraction would be rounded up.

(d). Authorizes the Board of Directors' to determine the List of Shareholders who are entitled of Cash Dividend, Bonus Shares and Shares Dividend.

(e). Authorizes the Board of Directors' to increase the Bank's paid up capital from Rp 1,247,028,000,000.- (One Trillion Two Hundred Forty Seven Billion Twenty Eight Million Rupiah) consists of 4,988,112,000 (Four Billion Nine Hundred Eighty Eight Million One Hundred Twelve Thousand) shares to Rp 1,441,564,368,000.- (One Trillion Four Hundred Forty One Billion Five Hundred Sixty Four Million Three Hundred Sixty Eight Thousand Rupiah) consists of 5,766,257,472 (Five Billion Seven Hundred Sixty Six Million Two Hundred Fifty Seven Thousand Four Hundred Seventy Two Rupiah) shares includes signing all legal documents needed.

### 2. Second Agenda

(a). Approves the additional shares of 249,405,500 shares derives from MSOP or around 5% of total paid-up capital with a par value of Rp 250.- / share.

- Total Options are 249,405,500 (Two Hundred Forty Nine Million Four hundred Five Thousand Five Hundred) in which every 1 (one) Option gives the right to each holders to purchase 1 (one) Bank Buana new share.

File Number :
**82-34694**

Attachment 5/5



- Should all Options are exercised, the present Shareholders ownership would be dilluted as much as 4.76%.
- Option price is 10% less of Bank Buana's shares closing price for the last 25 days prior to the reporting to Stock Exchange.
- Provide opportunities for the Management to own the Bank's shares.
- Option would be provided in 3 (three) stages.
- Waiting period is 1 (one) year.
- The whole Option would take place in 6 year.
- Option could not be traded / substituted to other parties.

(b). Authorizes the Board of Commissioners at any time to approve the additional paid up capital derives from this MSOP.

(c). Authorizes the Board of Directors to declare the approval of the Board of Commissioners in relation to the amendment of Clause 4 section 2 of Banks' Article of Association.

Please be informed accordingly

Sincerely,
**PT BANK BUANA INDONESIA Tbk.**
Board of Directors,

Jimmy Kurniawan Laihad      Safrullah Hadi Saleh